Exhibit 99.1

Ruhnn Sets Record Date for Dissemination of Transaction Statement for “Going Private” Transaction

HANGZHOU, China, March 10, 2021 (PR Newswire) - Ruhnn Holding Limited (“ruhnn” or the “Company”) (NASDAQ: RUHN), a leading internet key opinion leader (“KOL”) facilitator in China, today announced that it has set March 10, 2021 as the record date for the dissemination of Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) in connection with a previously announced “going private” transaction contemplated under an Agreement and Plan of Merger (the “Merger Agreement”) the Company entered into with RUNION Holding Limited (“Parent”) and RUNION Mergersub Limited, a wholly owned subsidiary of Parent, on February 3, 2021.

Record holders of the Company’s ordinary shares (including shares represented by American Depositary Shares of the Company (each, an “ADS”)) will each receive a copy of the Schedule 13E-3. The Company has posted on its website https://ir.ruhnn.com the Schedule 13E-3, the Merger Agreement and a plan of merger with respect to the merger (the “Plan of Merger”) and notified the record holders of ordinary shares via email that the Plan of Merger is available on its website.

The merger is currently expected to close in April 2021 pursuant to the terms and conditions set forth in the Merger Agreement. If completed, the merger will result in the Company becoming a privately held company, and its ADSs will no longer be listed on the Nasdaq Global Select Market.

About Ruhnn Holding Limited

Ruhnn Holding Limited is a leading KOL facilitator in China. The Company connects influential KOLs who engage and impact their fans on the internet to its vast commercial network to build the brands of fashion products. Ruhnn pioneered the commercialization of the KOL ecosystem in China, and operates under both platform and full-service models. The Company’s platform model promotes products sold in third-party online stores and provides advertising services on KOL’s social media spaces to third-party merchants. The full-service model integrates key steps of the e-commerce value chain from product design and sourcing and online store operations to logistics and after-sale services. As of September 30, 2020, the Company had 180 signed KOLs with an aggregate of 295.3 million fans across major social media platforms in China.

For more information, please visit http://ir.ruhnn.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from ruhnn’s management as well as ruhnn’s strategic and operational plans contain forward-looking statements. Ruhnn may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ruhnn’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; trends in the internet KOL facilitator industry in China and globally; competition in the Company’s industry; fluctuations in general economic and business conditions in China; and the regulatory environment in which the Company operates. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release is as of the date of this press release, and ruhnn does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Ruhnn Holding Limited

Sterling Song

Senior Director of Investor Relations

Tel: +86-571-2825-6700

E-mail: ir@ruhnn.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: ruhnn@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ruhnn@thepiacentegroup.com

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